SMARTfit Inc.



ANNUAL REPORT

4820 McGrath Street

Ventura, CA 93003

0

https://www.smartfitinc.com/

This Annual Report is dated April 21, 2023.

BUSINESS

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5926798/)

SMARTfit's cloud based data management system captures baseline tests and progress reporting quickly and automatically. This has a powerful effect on adherence as clients can quickly see the benefits of this training in graphs available by simply logging into their Android/iOS App.

SMARTfit's business model is multi-tiered. Starting off, we have created hardware and software solutions that get sold through a domestic and international distributor network, at a mark-up, into rehab facilities. Second, our cloud-based technology will collect subscription revenue from B2B and B2C rehab facilities, B2B and B2C commercial fitness facilities, and in the future B2C home fitness market. Third, revenue will be generated through providing data services to research institutions.

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets.

According to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 Billion USD, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Market.pdf) Management also sees our product playing a significant role in the Global Sporting Goods & Equipment Market, which was estimated by Research and Markets to be USD 49.35 billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source: https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

The home fitness equipment market has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs. Management believes SMARTfit is poised to enter this market. According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 Billion USD in 2019 and is projected to reach $11.45 Billion USD by 2027. (Source: https://www.globenewswire.com/news-release/2021/06/17/2248611/0/en/At-Home-Fitness-Equipment-Market-to-Garner-11-45-Billion-by-2027-Allied-Market-Research.html)

SMARTfit Inc. (formerly Multisensory Fitness Inc.) was incorporated in California on May 16, 2013. The corporation's name was changed to SMARTfit Inc., on October 20, 2016.

After the formation in 2013, the company acquired the assets and certain liabilities of Exercise Technology Inc. (an affiliated entity) in exchange for founder's shares. The acquisition enabled SMARTfit to fund the development of its operating system with an existing revenue stream and to maintain the talent required to take on the development of the new product lines.

In addition, the company has utilized technology from another affiliated entity, Multisensory Technologies Inc., under common ownership since June 1, 2013, pursuant to a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology from Multisensory Technology Inc. The purchase agreement requires the Company to pay a one-time fee of $100,000 plus a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid. See 2017 financial review.

The technology (operating system) purchased from Multisensory Technogies Inc. includes the following components for the operating systems of the SMARTfit products:

1. Targets' custom operating system to:

• Minimize CPU requirements (smallest, cost effective, high speed)

• Optimize CPU speed to keep up with data flow with minimal data transfer (to the CPU)

• Minimize interrupt latency and time-in-process

• Real time processing of incoming sensor data

2. CPU custom operating system to:

• Minimize CPU requirements (size, cost, speed)

• Minimize interrupt latency and time-in-process

• Ability to process 8 communication interfaces at system optimal speed

• Algorithms to process incoming processed sensor data according to the game being run

• Algorithms to "play games", ease of adding games of many styles

• Capable of processing 127 Targets

• Capable of processing 15 speaker/audio channels

• Capable of processing 15 displays for time or score

3. Sensing system to identify the location, proximity, pressure and accuracy of a "hits":

• Uses sound/vibration to detect "hits"

• Uses Target CPU algorithms to determine local hit (50nSec timing system)

• Uses Target CPU algorithms to determine "hit" strength

The company built on this operating system to develop its 6 product lines, the app and the app/user interface to drive the products in 45+ game categories (and counting), 9 market specific applications, launch on the HIPAA-compliant Microsoft Azure Cloud, cognitive and motor (while moving) testing capabilities, deployment of customized programming across multiple sites, and tracking and reporting of performance and progress. This makes SMARTfit the only product today that can both measure and provide interventions for a full range of cognitive and motor performance for all demographic groups.

Another affiliated entity is SMARTfit Active LLC, which is owned by the company (as a minority member) and a number of its shareholders. SMARTfit Active LLC has provided loans to the company to fund the completion of development and initial manufacturing of the company's new injection-molded product lines that provide the ability to scale manufacturing quickly.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $265,000.00
Number of Securities Sold: 530,000
Use of proceeds: Inventory, salaries in preparation for a big Q4/2021.
Date: August 20, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,244,675.80
Use of proceeds: Debt restructuring
Date: December 31, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4,273,196.00
Number of Securities Sold: 4,273,196
Use of proceeds: R&D and working capital
Date: February 24, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,150,000
Number of Securities Sold: 2,090,910
Use of proceeds: R&D and working capital
Date: November 1, 2022
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $497,000
Number of Securities Sold: 4,970
Use of proceeds: Conversion of Convertible Debt
Date: November 1, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Net revenue for fiscal year 2022 was $938,549, an increase of $17,167 compared to fiscal year 2021 net revenue of $921,382, which was a result of lack of market growth due to the pandemic. The Omicron breakout at the beginning of 2022 effectively shut down our Asian markets. The US rehab, fitness, sports, youth and senior living markets also remained mostly shut down in 2022.

Cost of sales

Cost of sales in 2022 was $298,343, an increase of approximately $24,119, from costs of $274,224 in fiscal year 2021. The increase was primarily due to an increase in labor costs.

Gross margins

2022 gross profit was $640,206 compared with $646,557 in 2021 which is in line with the relatively flat revenue and increased cost of goods sold.

Expenses

Expenses in 2022 were $3,022,976 a decrease of $116,668 from 2021's expenses of $3,139,640. While the Company invested $303,367 more in R&D during 2022, the Company reduced G&A expenses by $500,161 in 2022 by an adjustment to the amortization of the license purchase fee, which was purchased in 2016. Sales & Marketing expenses increased by $80,130 as the Company ramped up its marketing efforts at the end of the year.

The Company continued to invest in research and development as well as to maintain its manufacturing capability to service incoming orders. The Company also implemented technology to track metrics from multiple sites and programming for assisted living facilities, to predict and prevent falls in independent and assisted-level older adults.

Historical results and cash flows:

The Company is in production and generating revenue, while still evolving its hardware and software technology by using feedback from initial sales to refine and prove its technology. We believe the historical cash flows are not necessarily indicative of the revenue and cash flows expected for the future because our domestic and international markets now appear to us to be emerging from the pandemic. Past cash was primarily generated through sales and equity investments. Our Company has increased its manufacturing capability in anticipation of accelerating sales in 2023.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $35,524.00. [*The Company intends to raise additional funds through an equity financing*]

Debt

Creditor: SMARTfit Shareholders Conv Note
Amount Owed: $1,108,605
Interest Rate: 10.0%
Maturity Date: December 31, 2023

Creditor: Peter Lamberti
Amount Owed: $124,807
Interest Rate: 8.0%
Maturity Date: December 31, 2022

Creditor: SMARTfit Active LLC
Amount Owed: $189,226
Interest Rate: 4.5%
No maturity date

Creditor: Connie Stomper
Amount Owed: $100,171
Interest Rate: 10.0%
No maturity date

Creditor: Tamara Boucar and Dave Moitis
Amount Owed: $52,224
Interest Rate: 8.0%
No maturity date

Creditor: Catherine B Lamberti
Amount Owed: $146,281
Interest Rate: 5.0%
No maturity date

Creditor: Mile 13 LLC
Amount Owed: $40,000.00
Interest Rate: 5.0%
No maturity date

Creditor: EIDL Loan
Amount Owed: $360,000.00
Interest Rate: 3.75%
Maturity Date: June 17, 2050
Currently no payments required

Creditor: Jack Reed
Amount Owed: $30,000.00
Interest Rate: 8.0%
No maturity date

Creditor: Gina Sunseri
Amount Owed: $5,000.00
Interest Rate: 8.0%

No maturity date

Creditor: Dorothy Dege Donati
Amount Owed: $5,000.00
Interest Rate: 8.0%
No maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Catherine Lamberti
Catherine Lamberti's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Founder; Interim Chief Financial Officer
Dates of Service: May, 2013 - Present
Responsibilities: Sets the direction of the company including product development and market entry focus. - $180k yearly - 10% paid in cash - 90% deferred

Position: Chairperson of the board of directors
Dates of Service: May, 2013 - Present
Responsibilities: Ensures the company focus is on staying legally compliant and focused on protecting the shareholders. - currently no compensation

Other business experience in the past three years:
Employer: SuperSprings International
Title: Board member
Dates of Service: July, 1996 - Present
Responsibilities: Founder and member of the board of directors

Other business experience in the past three years:
Employer: Exercise Technology Inc.
Title: Board member
Dates of Service: April, 2011 - Present
Responsibilities: Member of the Board of Directors

Other business experience in the past three years:
Employer: Multisensory Technologies Inc.
Title: Board member
Dates of Service: January, 2013 - Present
Responsibilities: Member of the Board

Name: James Manley
James Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Technology Officer
Dates of Service: May, 2013 - Present
Responsibilities: Hardware and software design and development. $180k/yearly - $133k cash - $47k deferred - Total of 2M stock options - 1,666,667 vested, 333,333 outstanding to vest

Position: Board member
Dates of Service: February, 2016 - Present
Responsibilities: Board duties - currently no compensation

Other business experience in the past three years:
Employer: US Government [Classified]
Title: [Classified]
Dates of Service: November, 2020 - Present
Responsibilities: [Classified]

Other business experience in the past three years:
Employer: Mulitsensory Technologies Inc.
Title: Board member
Dates of Service: January, 2013 - Present
Responsibilities: Member of Board of Directors

Name: Frauke Wittmer-Grant
Frauke Wittmer-Grant's current primary role is with FWG Consulting. Frauke Wittmer-Grant currently services estimated 15-30 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Secretary
Dates of Service: May, 2013 - Present
Responsibilities: Takes care of the recording, monitoring of all securities and financial transactions relating to shareholders. $65/hour - all deferred

Position: Board member

Dates of Service: May, 2013 - Present
Responsibilities: Board Duties - currently no compensation

Other business experience in the past three years:
Employer: FWG Consulting
Title: Owner
Dates of Service: July, 2000 - Present
Responsibilities: Provide strategic business consulting services (focus on finance, legal, marketing, business development) to small to medium-sized technology companies domestically and internationally.

Other business experience in the past three years:

Employer: Multisensory Technologies Inc.
Title: Corporate Secretary
Dates of Service: January, 2013 - Present
Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

Employer: Exercise Technology Inc.
Title: Corporate Secretary
Dates of Service: April, 2011 - Present
Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

Employer: Aerial Alchemy
Title: CFO
Dates of Service: July, 2018 - December, 2019
Responsibilities: Strategic business planning, fundraising, oversee accounting, manage HR

Other business experience in the past three years:

Employer: Santa Barbara Strings
Title: Board member
Dates of Service: March, 2021 - Present
Responsibilities: Board of Directors

Name: Michael Hayes
Michael Hayes's current primary role is with Awake To Love Inc.. Michael Hayes currently services monthly board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member
Dates of Service: September, 2021 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. - currently no compensation

Other business experience in the past three years:
Employer: Awake To Love Inc.
Title: CEO
Dates of Service: October, 2012 - Present
Responsibilities: Responsible for strategy/content and consulting for clients.

Other business experience in the past three years:

Employer: SuperSprings International
Title: Board member
Dates of Service: October, 1998 - Present

Responsibilities: Member of the Board of Directors

Name: Jason Polete

Jason Polete's current primary role is with MDamerica. Jason Polete currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member
Dates of Service: April, 2022 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation.

Other business experience in the past three years:

Employer: MDamerica
Title: CEO

Dates of Service: May, 2013 - Present
Responsibilities: Owner and chief executive officer

Name: Greg Blanchard
Greg Blanchard's current primary role is with Dynamic Direct Inc.. Greg Blanchard currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member
Dates of Service: April, 2022 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation

Other business experience in the past three years:

Employer: Dynamic Direct Inc.
Title: CEO
Dates of Service: July, 1999 - Present
Responsibilities: Owner and chief executive officer

Name: Gregg Fienberg

Gregg Fienberg's current primary role is with HBO. Gregg Fienberg currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member
Dates of Service: May, 2022 - Present
Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation.

Other business experience in the past three years:
Employer: HBO
Title: Executive Producer/Director
Dates of Service: May, 2000 - Present

Responsibilities: Gregg Fienberg has served as one of HBO's top Executive Producers since 2000. He is currently in Production on White House Plumbers, a limited series for HBO starring Woody Harrelson. His other recent limited series include 'I Know This Much is True' starring Mark Ruffalo, Big Little Lies seasons 1 and 2, starring Reese Witherspoon and Nicole Kidman, and Sharp Objects starring Amy Adams. Gregg also served as Executive Producer of the smash hit drama series, 'True Blood' which ran for seven successful seasons. Gregg graduated in 1983 from UCLA with a Bachelor's degree in Economics, then immediately ventured into the film business and has been a successful producer in television and film ever since. Among his other Television producing credits is the prestigious network series, 'Twin Peaks,' (the original one) for which he earned an Emmy nomination and a Golden Globe win for Best Series. He also produced 'SeaQuest DSV' and the 2-hour T V movie 'Class of 61' for Amblin Entertainment. For the past sixteen years, Gregg has been producing for HBO on many of their acclaimed series, including 'Mind of The Married Man,' 'Carnivale,' 'Deadwood,' 'John From Cincinnati' and 'True Blood.' On 'Deadwood' Gregg began his directing career, earning an Emmy Nomination for the first episode he directed. He has also received multiple Emmy and Golden Globe nominations for his producing of both Deadwood and True Blood. Gregg has also brought his production expertise to feature films. He developed and produced the critically acclaimed, Oscar Award winning (Best Adapted Screenplay) 'Gods and Monsters.' For that film he won the award for Best Picture at the Independent Spirit Awards and was nominated for both the Golden Globe and the Producer Guild award. His other film producing credits include 'U2: Rattle and Hum', 'Twin Peaks: Fire Walk With Me' and 'Candyman: Farewell to the Flesh.'

Other business experience in the past three years:

Employer: Please Call, an SAAS app and webservice
Title: Owner
Dates of Service: May, 2012 - Present
Responsibilities: Inventor and CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Catherine Lamberti
Amount and nature of Beneficial ownership: 10,920,000
Percent of class: 22.08

RELATED PARTY TRANSACTIONS

Name of Entity: Smartfit Active LLC
Names of 20% owners: Catherine B Lamberti - SMARTfit is also a member of SMARTfit Active LLC
Relationship to Company: Joint Venture
Nature / amount of interest in the transaction: SMARTfit Active LLC is the lender of up to $191,000 in this joint venture.
Material Terms: see attached operating agreement.

Name of Entity: Multisensory Technologies Inc.
Names of 20% owners: Catherine B Lamberti
Relationship to Company: Creditor
Nature / amount of interest in the transaction: Sale of Intellectual Property in exchange for royalty.
Material Terms: Note payable of $100,000, unsecured, payable in full, including interest at 6%, on December 31, 2022. The royalty is a contingent liability based on future sales.

Name of Entity: Peter Lamberti
Relationship to Company: Family member
Nature / amount of interest in the transaction: Note Payable $124,807
Material Terms: Unsecured, payable in full, including interest at 8%, No maturity date.

Name of Entity: LT Debt from Existing Shareholders
Relationship to Company: Existing Shareholders
Nature / amount of interest in the transaction: Convertible Note - principal $1,108,605
Material Terms: Convertible Note, secured by property of the Company and payable in full, including interest at 10%, on December 31, 2023.

Name of Entity: Catherine B Lamberti
Relationship to Company: CEO, Director, 20%+ Owner
Nature / amount of interest in the transaction: Line of credit of approximately $146,281
Material Terms: Line of credit, unsecured, no maturity date, interest at 5%.

Name of Entity: Mile 13 LLC
Names of 20% owners: Owner was an officer, director and promoter at the time the loan was made.
Relationship to Company: Promoter, Officer and Director at the time the loan was made.
Nature / amount of interest in the transaction: Line of credit of $40,000.
Material Terms: Line of credit, unsecured, no maturity date, including interest at 5%.

Name of Entity: Connie Stomper
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Unsecured term loan for $100,171
Material Terms: Unsecured term loan, no maturity date, interest at 10% p.a.

Name of Entity: Tamara Boucar
Relationship to Company: Liability acquired from predecessor
Nature / amount of interest in the transaction: Loan $13,980
Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

Name of Entity: David Moitis
Relationship to Company: Liability acquired from predecessor
Nature / amount of interest in the transaction: Loan for $38,244
Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

OUR SECURITIES

The company has authorized Preferred Stock, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company offered up to 955,357 of Class B Nonvoting Common Stock.

Preferred Stock
The amount of security authorized is 10,000,000 with 150,000 preferred shares designated as "Series A Preferred Shares" and a total of 4,970 shares outstanding.

Voting Rights
The Series A Preferred Stock shall not be entitled to vote on any matter except as required by the California General Corporation Law ("CGCL") or as set forth in this Section. Without the prior written consent of Holders of a majority of the then total outstanding Series A Preferred Shares, the Corporation shall not take, and shall cause its subsidiaries or affiliates not to take any action or consummate any transaction, by merger, consolidation or otherwise, that would have a material adverse effect on the rights, preferences and privileges of the series of the Series A Preferred Stock (any such action or transaction without such prior written consent being null and void ab initio and of no force or effect). As to all matters for which voting by class is specifically required by the CGCL or this Section 4, each outstanding Series A Preferred Share shall be entitled to one vote in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders.

Material Rights
1. The liquidation value of the Series A Preferred Shares is $100.00 per share (the "Liquidation Value").
2. Dividends and Distribution. Dividends will begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the date of issue of each Series A Preferred Share, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on an annual basis at the rate of 10% per annum on the sum of the Liquidation Value thereof plus all unpaid accrued and accumulated dividends thereon. All accrued dividends on any Series A Preferred Share shall be paid in cash only when, as and if declared by the Board out of funds legally available therefor or upon a liquidation or redemption of the Series A Preferred Stock in accordance with the provisions of Section 3 or Section 5 herein; provided, that to the extent not paid on the last day of December of each calendar year (each such date, a "Dividend Payment Date"), all accrued dividends on any Series A Preferred Share shall accumulate and compound on the applicable Dividend Payment Date whether or not declared by the Board and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and accumulated dividends on the Series A Preferred Shares shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any the common stock of the Corporation ("Common Stock") and any other class of securities that is specifically designated as junior to the Series A Preferred Stock ("Junior Securities"), other than to (a) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (b) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

3. Redemption. On December 31, 2026, (the "Redemption Date") the Corporation shall redeem the Series A Preferred Shares for a price per share of the Liquidation Value plus any accrued and unpaid dividends. Payments shall be made by company check, Automated Clearing House, certified check or wire transfer to the Holder(s). Payments shall be made solely out of funds legally available therefor. Each such Series A Preferred Share that is redeemed shall be automatically cancelled and have no further rights and such Series A Preferred Share shall no longer be deemed issued and outstanding.

(a) Remedies for Nonpayment. If on the Redemption Date, not all of the Series A Preferred Shares to be redeemed are redeemed in full by the Corporation, then until such Series A Preferred Shares are fully redeemed for payment in full, (i) all of the unredeemed Series A Preferred Shares shall remain outstanding and continue to have the rights, preferences, and privileges expressed herein, including the accrual and accumulation of dividends thereon as provided in Section 2, and (ii) interest on the portion of the aggregate Liquidation Value, plus any accrued and unpaid dividends, applicable to the unredeemed Series A Preferred Shares shall accrue daily in arrears at a rate equal to the highest legal rate of interest.

(b) Optional Redemption. The Corporation, at its option, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefore, the Series A Preferred Shares at the time outstanding, upon thirty days' written notice given to the Holder(s) thereof, at a redemption price per share of the Liquidation Value, plus any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

(c) Surrender of Certificates. The redemption price for any Series A Preferred Shares shall be payable on the redemption date to the Holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss. Each surrendered certificate shall be canceled of record of such certificate; provided, that if less than all the Series A Preferred Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Series A Preferred Shares shall be issued in the name of the Holder of record of such canceled stock certificate.

4. Conversion. A. Each Holder of record of Series A Preferred Shares may, at his, her, or its option, upon written notice of optional redemption pursuant to Section 4(b) hereof or at any time six months or less before the Redemption Date, but not thereafter, may convert their Series A Preferred Shares, together with any accrued and unpaid dividends, then remaining outstanding in whole or in part, into that number of shares of the Class A Voting Common Stock of the Corporation ("Class A Voting Common Stock") as the amount of the aggregate Liquidation Value, plus accrued and unpaid dividends, of such Series A Preferred Shares so converted is a multiple of the applicable conversion price, as hereinafter determined pursuant to this Section Five, and upon the terms and subject to the conditions hereinafter specified in this Section Five, against the surrender to the Corporation at its principal office of the certificate(s) evidencing such shares to be converted. Each surrendered certificate shall be canceled of record of such certificate; provided, that if less than all the Series A Preferred Shares represented by a surrendered certificate are redeemed, then a new stock certificate representing the unredeemed Series A Preferred Shares shall be issued in the name of the Holder of record of such canceled stock certificate.

(a) The conversion price per share (herein called "the basic conversion price") shall be determined by dividing the value of Corporation, as determined in good faith by its board of directors based on an independent valuation or subsequent financing, by the number of outstanding shares of Class A Voting Common Stock as of the conversion date (assuming conversion of all securities convertible into Class A Voting Common Stock and exercise of all outstanding options and warrants, including all shares of Class A Voting Common Stock reserved and available for future grant under any equity incentive or similar plan of the Corporation, but excluding the shares of equity securities of the Corporation issuable upon the conversion of any indebtedness), and multiplying the quotient by 70%. The basic conversion price is subject to adjustment from time-to-time as hereinafter provided.

(b). In case at any time or from time-to-time after the date hereof, the holder(s) of the shares of Class A Voting Common Stock shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the Corporation; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the Holder(s) of the Series A Preferred Shares, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Class A Voting Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (b)(ii) and (b)(iii) above) which such Holder(s) would receive on the date of the exercise if on the date hereof such Holder(s) had been the holder of record of the number of shares of Class A Common Stock into which the Series A Preferred Shares may be converted (the "Conversion Shares"), and had thereafter, during the period from the date hereof to and including the date of the exercise, retained the Conversion Shares and any other or additional (or less) stock and other securities and property (including cash in the case referred to in subdivisions (b)(ii) and (b)(iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

(c) In case the Corporation prior to the Redemption Date shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Corporation within twenty-four (24) months from the date of the transfer, then, in each case, the Holder(s) of the Series A Preferred Shares, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the shares of Class A Voting Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the Holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), the Series A Preferred Shares, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Corporation, whether or not that person shall have expressly assumed the obligations hereunder.

(d) Notwithstanding anything to the contrary herein, a Holder of Series A Preferred Shares shall be prohibited from converting into shares of Class A Voting Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Holder of Series A Preferred Shares and the Corporation. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Corporation in which the holders of the Corporation's capital stock hold less than 50% of the voting power of the surviving entity.

5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever will be retired and cancelled promptly after the acquisition of them. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6. Amendment. The Articles of Incorporation of Incorporation of the Corporation will not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of 51% or more of the outstanding shares of Series a Preferred Stock, voting together as a single class.

Class A Voting Common Stock
The amount of security authorized is 80,000,000 with a total of 35,909,732 outstanding.

Voting Rights
1 vote per share.

Material Rights
The total amount of outstanding common stock (on an undiluted basis) includes 34,634,973 shares issued and 1,274,759 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 15 million shares reserved for issuance under the company's Equity Incentive Plan, of which options for 10,266,384 are issued and vested, options for 178,000 are issued and unvested, and the balance is yet to be issued.

The total amount outstanding does not include securities to be acquired upon the exercise or exchange of other securities, and the exercise price or exchange value is not currently known or knowable.

Class B Nonvoting Common Stock
The amount of security authorized is 10,000,000 with a total of 129,799 outstanding.

Voting Rights
There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights
There are no material rights associated with Class B Nonvoting Common Stock.

Convertible Promissory Note

The security will convert into Class A voting common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,108,605
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Option of the noteholder

Material Rights
1. In case at any time or from time-to-time, the holders of the Notes shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the company; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the registered holder of a Note, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (ii) and (iii) above) which the holder would receive on the date of the exercise if on the date hereof the holder had been the holder of record of the number of shares of Common Stock into which this Note may be converted, and had thereafter, during the period from the date hereof to and including the date of the exercise, retained the shares and any other or additional (or less) stock and other securities and property (including cash in the case peferred to in subdivisions (ii) and (iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

2. In case the Company shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company within twenty-four (24) months from the date of the transfer, then, in each case, the registered holder of a Note, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the registered holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), this Note, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the company, whether or not that person shall have expressly assumed the terms of this Note.

3. If at least 51% of the outstanding balance of the Notes are so converted at any time, the Company shall have the right to require the remainder of the Notes to be converted into Common Stock.

4. Notwithstanding anything to the contrary in the Note, a Note holder shall be prohibited from converting into shares of Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Note holder and the Company. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Company in which the holders of the Company's capital stock hold less than 50% of the voting power of the surviving entity.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Nonvoting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of Class B Nonvoting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the exercise equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Nonvoting Common Stock in the amount of up to $1,069,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you would get nothing. Even if we sell all the Class B Nonvoting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits SMARTfit Inc. was formed on May 16, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SMARTfit Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SMARTfit is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there can be no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Competitors and other third parties may infringe, misappropriate or otherwise violate our trademarks, copyrights, trade secrets or other intellectual property. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or otherwise defeat our intellectual property rights through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, marketing, training, installation, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As our business is in part based on the internet and cloud services, we may be vulnerable to hackers who may access the data of our users, customers, investors and the companies that utilize our products, and platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our internet service provider could harm our reputation and materially negatively impact our financial condition and business. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we may collaborate with third parties for the development, manufacturing, and clinical evaluation of our products, we must, from time to time, share trade secrets with them. We seek to protect our proprietary technology by, among other things, entering into confidentiality agreements, consulting agreements, or other similar contracts with our employees, consultants, scientific advisers, researchers, and other contractors before disclosing proprietary confidential information. These contracts typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. However, the need to share trade secrets and other confidential information increases the risk that our trade secrets may become known by our competitors, may inadvertently be incorporated into the technology of others, or may be disclosed or used in violation of these agreements. We cannot guarantee that we will enter into such contracts with every person that may have or have had access to our confidential information or trade secrets. Monitoring unauthorized use or disclosure is difficult, and we do not know whether what we have done to protect our trade secrets and proprietary technologies will be effective. If any of the employees, consultants, scientific advisers, researchers and other contractors who enter into these contracts do breach or violate the terms of any of these agreements, we may not have adequate remedies for such breach or violation, and we could lose our trade secrets as a result. Further, we preserve the confidentiality of our confidential information by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in our efforts, our security measures may be breached. Detecting the disclosure or misappropriation of confidential information and enforcing a claim that a person illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or is subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. On top of all that, our competitors may independently develop their own knowledge, methods and know-how equivalent to our trade secrets, in which case we would have no right to prevent them, or those to whom they disclose the information, from using it to compete with us. Furthermore, competitors could purchase our products and replicate or reverse engineer some or all of the competitive advantages from our technologies on which we do not have patent or copyright protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate the information, from using that information to compete with us. A competitor's discovery of our trade secrets or any unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects. Tariffs on the import of components needed to manufacture our products can have an adverse effect on our gross margins, generation of future revenue, financial condition, and operating results. International supply chains have been and may continue to be impacted by events outside of our control, limiting our ability to procure timely delivery of components or other supplies needed to manufacture our products. Importing and exporting has involved more risk, since 2016, with increasingly heated rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders, including with respect to tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported from there. These issues could be further exacerbated by the continuation of the COVID-19 pandemic. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on to deliver components needed to manufacture our products. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of current trade negotiations, especially increases in U.S. tariff rates on specified products from China. Further increases in our component costs could have a material effect on our gross margins. Tariffs causing the loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results. We may be subject to product liability claims which could harm our financial condition and operating results. The sale of our products exposes us to potential product liability claims. Customers and end users may sue us if any of our products sold to them fail to perform properly or injure the user. Furthermore, liability claims, whether or not valid or successfully prosecuted, could require us to spend significant time and money on defending our brand and our products. As such, any product liability claim likely would harm our reputation in the industry and the market, and our ability to develop and market our products in the future would be adversely affected. In order to mitigate the potential risk of liability claims the Company carries liability insurance for claims up to an amount of $2,000,000. Our liability insurance provides coverage for bodily injury or property damage related to our products. The prescribed limits include coverage for legal expense to defend the suits brought against the Company. Increases in component costs, long lead times, supply shortages, and supply changes have disrupted our supply chain and may continue to do so, which can have an adverse effect on our business, financial condition, and operating results. Our ability to support our customers depends in part on our ability to obtain timely and adequate delivery of components to manufacture our SMARTfit products. The components that go into the manufacture of our products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. We are therefore subject to the risks both of shortages and cost increases. Our ability to meet demand for our products has already been, and may in the future be, impacted by our reliance on the availability of components from these suppliers and their suppliers. We have already experienced component shortages and price increases, and we have raised the price of our products in turn. The availability of these components and the stability of their pricing cannot be assured. Any further interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to meet our scheduled product deliveries to our customers and future orders. Any of these circumstances, or a combination of them, could have an adverse effect on our business, financial condition, and operating results. Actual or potential public health emergencies, epidemics, or pandemics (such as the current COVID-19 pandemic) could have a material adverse effect on our business, cash flow from operations, or financial condition. The future impact of actual or anticipated epidemics, pandemics, or other public health emergencies on the Company, our suppliers, distributors, dealers, and customers could be widespread and substantial, depending on the nature of the emergency, governmental response, public reaction, and other factors. The impact of the current COVID-19 pandemic has included sickness, quarantines, cancellation of travel and events, business shutdowns, reduction in economic activity, unemployment, and supply chain disruption. These factors have had considerable adverse impacts on global economies and financial markets, and also to our supply chain and customer base. During the COVID-19 pandemic, our sales decreased slightly in 2020 compared to 2019. The continuing pandemic could result in future significant uncertainty regarding the sales of our products. Our sales could be adversely affected by, among other things, the temporary inability of our customers to purchase our products due to illness, quarantine, or travel restrictions; dealer, distributor, or customer closures caused by illness or by government restrictions; changes in interest or demand for our products; and fewer options for marketing and sales of products or other restrictions in connection with the public health emergency. If such events occur over a prolonged period, they could increase our costs and the difficulty of operating our business, including accurately planning and executing our operations or maintaining inventory levels, which may adversely impact our financial performance. The global financial and credit markets have experienced, and may continue to experience, disruption, uncertainty, and volatility as a result of COVID-19. Our access to capital resources and liquidity could be adversely impacted by such disruption, uncertainty, or volatility, including difficulty in obtaining credit or being able to obtain credit only on less favorable terms. The COVID-19 pandemic may continue to impact our operations, and the impact could be material. The continuing impact on our business operations could include, but are not limited to, significant numbers of employees falling ill with COVID-19 or its variants; closures necessitated by state and local "shelter-in-place" orders, safety precautions, employee illness, or self-quarantine measures; decrease in our operations' effectiveness as our employees work from home or as a result of new workplace safety measures; unavailability of key personnel necessary to conduct our business activities; and supply chain or sales/distribution interruptions and limitations. We rely in large part on dealers and distributors for sales and marketing of our products, and adverse impacts on their businesses or financial condition could adversely affect our operations including lower sales, delayed payment, interruptions to customer service, and increased credit risk. Our own efforts to manage, mitigate, and remedy these adverse consequences may be unsuccessful because the eventual effect of the COVID-19 pandemic depends on many aspects beyond our knowledge or control, including the severity and duration of the pandemic, actions taken by government authorities for the public safety, long-term economic recovery, and subsequent customer response. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2023.

SMARTfit Inc.

By   /s/ *Catherine B. Lamberti*

Name: SMARTfit Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SMARTFIT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SMARTfit, Inc.
Camarillo, California

We have reviewed the accompanying financial statements of SMARTfit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

SMARTFIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	35,524	$	22,617
Accounts Receivable, net		55,968		9,373
Inventories		240,941		190,783
Prepaids and Other Current Assets		129,746		34,263
Total Current Assets		**462,179**		**257,036**
Property and Equipment, net		89,501		54,232
Intangible Assets		117,891		2,518,826
Security Deposit		21,909		32,675
Total Assets	**$**	**691,480**	**$**	**2,862,770**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	219,844	$	235,110
Credit Card		21,151		26,753
Current Portion of Loans and Notes		724,708		649,439
Current Portion of Convertible Notes		847,670		-
Other Current Liabilities		389,532		680,255
Total Current Liabilities		**2,202,904**		**1,591,557**
Promissory Notes and Loans		348,000		325,877
Convertible Note		-		1,344,676
Accured Interest on Loans and Notes		375,174		201,928
Accrued Royalties		108,536		9,028,110
Total Liabilities		**3,034,615**		**12,492,147**
STOCKHOLDERS EQUITY				
Common Stock - Class A		346,350		322,551
Common Stock - Class B		1,298		-
Preferred Stock - Series A		50		-
Additional Paid in Capital		9,314,671		6,837,338
Retained Earnings/(Accumulated Deficit)		(12,005,503)		(16,789,267)
Total Stockholders' Equity		**(2,343,135)**		**(9,629,378)**
Total Liabilities and Stockholders' Equity	**$**	**691,480**	**$**	**2,862,770**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 938,549	$ 921,382
Cost of Goods Sold	298,343	274,825
Gross profit	640,206	646,557
Operating expenses		
General and Administrative	2,031,328	2,531,489
Research and Development	818,573	515,206
Sales and Marketing	173,075	92,945
Total operating expenses	3,022,976	3,139,640
Operating Income/(Loss)	(2,382,770)	(2,493,084)
Interest Expense	185,546	165,662
Other Loss/(Income)	(7,352,080)	(24,167)
Income/(Loss) before provision for income taxes	4,783,764	(2,634,579)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 4,783,764**	**$ (2,634,579)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock - Class A		Common Stock - Class B		Preferred Stock - Series A		Additional Paid In	earnings/ (Accumulated	Total Shareholder
(in , $US)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Capital**	**Deficit)**	**Equity**
Balance—December 31, 2020	**31,725,066**	**$ 317,251**					**$ 6,426,533**	**$ (14,154,688)**	**$ (7,410,904)**
Issuance of Stock	968,000	9,680					304,807		314,487
Repurchase of shares	(438,000)	(4,380)							(4,380)
Share-Based Compensation							105,998		105,998
Net income/(loss)								(2,634,579)	(2,634,579)
Balance—December 31, 2021	**32,255,066**	**$ 322,551**					**$ 6,837,338**	**$ (16,789,267)**	**$ (9,629,378)**
Issuance of Stock	2,090,911	20,909	129,799	1,298			1,583,162		1,605,369
Conversion of Warrants	228,996	2,290					61,829		64,119
Conversion of Convertibles Note into Common Stock	60,000	600					59,400		60,000
Conversion of Convertibles Note into Preferred Stock					4,970	50	496,956		497,006
Share-Based Compensation							275,985		275,985
Net income/(loss)								4,783,764	4,783,764
Balance—December 31, 2022	**34,634,973**	**$ 346,350**	**129,799**	**$ 1,298**	**4,970**	**$ 50**	**$ 9,314,671**	**$ (12,005,503)**	**$ (2,343,135)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	4,783,764	$	(2,634,579)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		12,876		21,977
Amortization of Intangibles		2,400,935		1,317,074
Share-based Compensation		275,985		105,998
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(46,595)		65,214
Inventories		(50,158)		8,696
Prepaids and Other Current Assets		(95,483)		(2,744)
Accounts Payable		(15,266)		(38,165)
Accured Interest on Loans and Notes		173,247		164,430
Credit Card		(5,603)		(4,069)
Accrued Royalties		(8,919,574)		(44,590)
Other Current Liabilities		(290,723)		421,888
Security Deposit		10,766		6,530
Net cash provided/(used) by operating activities		**(1,765,829)**		**(612,340)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases/Write offs of Property and Equipment		(48,144)		(52,039)
Net cash provided/(used) in investing activities		**(48,144)**		**(52,039)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		2,226,493		314,487
Repurchase of shares		-		(4,380)
Borrowing on Promissory Notes and Loans		97,392		368,619
Borrowing on Convertibles		(497,006)		-
Net cash provided/(used) by financing activities		**1,826,880**		**678,726**
Change in Cash		12,907		14,346
Cash—beginning of year		22,617		8,271
Cash—end of year	$	**35,524**	$	**22,617**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	185,546	$	165,662
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SMARTfit Inc. was incorporated on May 16, 2013, in the state of California as Multisensory Fitness Inc. On October 7, 2016, Multisensory Fitness Inc. changed its name to SMARTfit Inc. The financial statements of SMARTfit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, California.

SMARTfit Inc. is a fitness company developed by industry experts that combines brain and physical health with functional fitness and sports performance training technology. SMARTfit Inc. adds to the power of dual task (cognitive motor) training by delivering all activities using gamification, which increases both engagement and enjoyment, and in turn, produces quick results.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and computer parts which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Molds and Tooling	5-7 years
Camera Equipment	5-7 years
Computers	5-7 years
Demo Units	5-7 years
Vehicles	5-7 years
Factory Equipment	5-7 years
Leasehold Improvements	10-15 years
Office Furniture	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the company to pay a fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 has been paid. The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. The technology is presented as an intangible asset valued, which will be amortized, on a straight-line basis, over a period of seven years.

Income Taxes

SMARTfit, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its user-friendly neuro-cognitive fitness technology device to address a broad range of markets in a single customizable app.

Cost of sales

Costs of goods sold include the cost of equipment sold, components, labor, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $173,075 and $92,945, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished Goods	79,708	65,737
Computer Parts	155,369	116,861
Third Party Products	5,865	8,185
Total Inventories	**$ 240,941**	**$ 190,783**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expenses	7,476	22,291
Deposits on Purchase Orders	122,270	11,971
Total Prepaids and Other Current Assets	**$ 129,746**	**$ 34,263**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Customers Deposit	45,834	94,465
Accrued Payable	122,286	131,084
Tax Payable	4,775	2,451
Payroll Payable	89,968	370,523
SMARTfit Active License Fees	39,900	18,032
MTI Actual Accrual Since 2018	86,769	63,700
Total Other Current Liabilities	**$ 389,532**	**$ 680,255**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Molds and Tooling	$	61,678	$	98,050
Camera Equipment		2,687		2,687
Computers		5,490		8,218
Demo Units		25,417		30,389
Vehicles		13,515		13,515
Factory Equipment		2,449		2,449
Leasehold Improvements		8,143		8,143
Office Furniture		9,055		
Property and Equipment, at Cost		**128,433**		**163,451**
Accumulated depreciation		(38,933)		(109,219)
Property and Equipment, Net	$	**89,501**	$	**54,232**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $12,876 and $21,977 respectively.

6.   INTANGIBLE ASSETS AND ACCRUED ROYALTIES

The Company has utilized technology from a related party since June 1, 2013, under a licensing agreement. The Company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the Company to pay fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased, and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 been paid.

As part of the technology acquisition, the company recognized the contingent consideration at the fair value of the expected royalty payments, which were based on unit sales projections. The royalty liability was recorded at the net present value of the future payments a 12% weighted average cost of capital. No royalty payment has been made as of December 31, 2022.

The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. In 2022, the Company did the recalculation of the value based on revenue forecast for final four year. The technology is presented as an intangible asset valued at $108,536 and $9,051,498 in the accompanying balance sheet as of December 31, 2022, and 2021. The company has elected to amortize, on a straight-line basis over a period of seven years.

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
SmartFit Technology acquired	$ 108,536	$ 9,028,110
R & D Consulting - UL/CE	23,388	23,388
Intangible assets, at cost	**131,924**	**9,051,498**
Accumulated amortization	(14,033)	(6,532,672)
Intangible assets, Net	**$ 117,891**	**$ 2,518,826**

Entire intangible assets have been amortized. Amortization expenses for SMARTfit technology and R&D consulting for the fiscal year ended December 31, 2022, and 2021 were in the amount of $14,033 and $1,318,741 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 14,033
2024	14,033
2025	14,033
2026	14,033
Thereafter	61,760
Total	**$ 117,891**

Accrued royalties were $108,536 and $9,028,110 as of December 31, 2022, and December 31, 2021, respectively.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 80,000,000 shares of Common Stock designated as "Class A Voting Common Stock" and 10,000,000 shares of Common Stock designated as "Class B Non-voting Common Stock" with a par value of 0.01$. As of December 31, 2022, and December 31, 2021, 34,634,973 shares and 32,255,066 shares of Class A Voting Common Stock, and 129,799 and 0 shares of Class B Non-voting Common Stock were issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares with $0.01 par value. As of December 31, 2022, and December 31, 2021, 4,970 and 0 shares of Preferred Shares were issued and are outstanding, respectively.

Debt to Equity Conversion

During the 2022, the Company converted $497,006 of 3-yr Convertible Notes into 4,970 shares of Preferred Stock (at price per share of $100) and $60,000 of Convertible Debt into 60,000 shares of Class A Voting Common Stock.

8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000,000 shares of its Common Stock pursuant to the Plan, which provides the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of eight years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	8.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	9,954,952	$ 0.16	4.64
Granted	80,000	$ -	
Execised	-	$ -	
Expired/Cancelled	(110,000)	$ -	
Outstanding at December 31, 2021	9,924,952	$ 0.16	4.47
Exercisable Options at December 31, 2021	9,924,952	$ 0.16	4.47
Granted	590,000		
Execised			
Expired/Cancelled	(70,568)		
Outstanding at December 31, 2022	10,444,384	$ 0.16	3.51
Exercisable Options at December 31, 2022	10,266,384	$ 0.16	3.51

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $232,740 and $105,998, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,675,255	$ 0.16	-
Granted	530,000		
Execised			
Expired/Cancelled	701,500		-
Outstanding at December 31, 2021	1,503,755	$ 0.16	6.48
Exercisable Options at December 31, 2021	1,503,755	$ 0.16	6.48
Granted		$ -	
Execised	228,996	$ -	
Expired/Cancelled		$ -	
Outstanding at December 31, 2022	1,274,759	$ 0.16	5.48
Exercisable Options at December 31, 2022	1,274,759	$ 0.16	5.48

Warrants expenses for the years ended December 31, 2022, and December 31, 2021 were $43,245 and $45,107, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
					For the Year Ended December 2022					For the Year Ended December 2021				
Economic Injury Disaster Loan	$ 160,000	3.75%	mid-2020	mid-2050	$ 13,500	$ 13,500	$ 12,000	$ 348,000	$ 360,000	$ 6,000	$ 6,000	$ 5,333	$ 154,667	$ 160,000
CARES ACT PPP LOAN	$ 171,210	1.00%	2021	forgiven in 2022	$ -	$ -	$ -	$ -	$ -	$ 1,712	$ 1,712		$ 171,210	$ 171,210
Secured Conv NP-Peter Remelius	$ 7,500	11.00%	7/5/2014	no set	$ -	$ -	$ -	$ -	$ -	$ 825	$ 3,372	$ 7,500		$ 7,500
2-yr unsec P/N - P. Lamberti	$ 124,807	6.00%	12/31/2020	12/31/2022	$ 7,488	$ 7,488	$ 124,807	$ -	$ 124,807	$ 7,488	$ 7,488	$ 124,807	$ -	$ 124,807
Line of credit - C. Lamberti	$ 87,683	5.00%	12/31/2020	no set	$ 7,314	$ 7,314	$ 146,281	$ -	$ 146,281	$ 2,442	$ 2,442	$ 87,683	$ -	$ 87,683
Term Loan - Mile 13 LLC	$ 40,000	5.00%	12/31/2020	no set	$ 2,000	$ 2,000	$ 40,000	$ -	$ 40,000	$ 2,000	$ 2,000	$ 40,000	$ -	$ 40,000
Term Loan - SMARTfit Active LLC	$ 189,226	4.50%	12/16/2020	no set	$ 8,515	$ 8,515	$ 189,226	$ -	$ 189,226	$ 6,449	$ 6,553	$ 189,226	$ -	$ 189,226
Notes Payable - Connie Stomper	$ 100,171	10.00%	02/29/2020	no set	$ 10,017	$ 10,017	$ 100,171	$ -	$ 100,171	$ 10,017	$ 18,415	$ 100,171	$ -	$ 100,171
Note Payable - Palius and O'Ke	$ 2,495	5.00%	01/31/2015	no set	$ -	$ -	$ -	$ -	$ -	$ 125	$ 874	$ 2,495	$ -	$ 2,495
Note Payable - Tamara Boucar	$ 13,980	8.00%	02/29/2020	no set	$ 1,118	$ 1,118	$ 13,980	$ -	$ 13,980	$ 1,118	$ 8,452	$ 13,980	$ -	$ 13,980
Note Payable - Dave Moitis	$ 38,244	8.00%	1/1/2015	no set	$ 3,060	$ 3,060	$ 38,244	$ -	$ 38,244	$ 3,060	$ 21,425	$ 38,244	$ -	$ 38,244
Term Loan - Leslie Brtek	$ 20,000	8.00%	2022	no set	$ 1,600	$ 1,600	$ 20,000	$ -	$ 20,000					
Short Term Loan Jack Reed	$ 30,000	8.00%	11/11/2021	11/11/2022	$ 2,400	$ 2,400	$ 30,000	$ -	$ 30,000	$ 329	$ 329	$ 30,000	$ -	$ 30,000
Short Term Loan Gina Sunseri	$ 5,000	8.00%	11/12/2021	11/12/2022	$ 400	$ 400	$ 5,000	$ -	$ 5,000	$ 55	$ 55	$ 5,000	$ -	$ 5,000
Short Term Loan Dorothy D	$ 5,000	8.00%	11/13/2021	11/13/2022	$ 400	$ 400	$ 5,000	$ -	$ 5,000	$ 55	$ 55	$ 5,000	$ -	$ 5,000
Total					$ 57,813	$ 57,813	$ 724,708	$ 348,000	$ 1,072,708	$ 41,675	$ 79,172	$ 649,439	$ 325,877	$ 975,316

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 724,708
2024	12,000
2025	12,000
2026	12,000
2027	12,000
Thereafter	300,000
Total	**$ 1,072,708**

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
					For the Year Ended December 2022					For the Year Ended December 2021				
2020 Convertible Notes (various lenders)	$1,000,000	10.00%	Fiscal Year 2020	12/31/2023	130,468	260,935	847,670	-	1,108,605	131,293	133,840	-	$ 1,344,676	1,478,516
Total	**$1,000,000**				$ 130,468	$ 260,935	$ 847,670	$ -	$ 1,108,605	$ 131,293	$ 133,840	$ -	$ 1,344,676	$ 1,478,516

The convertible notes are secured by substantially all assets of the company; however, the convertible notes are subordinated to creditors in the ordinary course of business and any bank debt. At any time, six months or less prior to the maturity date (or upon earlier notice of repayment by the company), a purchaser may convert the outstanding principal amount of any note, together with the interest accrued thereon, into shares of the Company's Common Stock at the conversion price based on 70% of the then –current company valuation, as determined by the Board of Directors in good faith.

Debt to Equity Conversion

During the 2022, the Company converted $497,006 of 3-yr Convertible Notes into 4,970 shares of Preferred Stock (at price per share of $100) and $60,000 of Convertible Debt into 60,000 shares of Class A Voting Common Stock.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(766,385)	$	(786,158)
Valuation Allowance		766,385		786,158
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(1,939,698)	$	(1,173,313)
Valuation Allowance		1,939,698		1,173,313
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,500,329, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,500,329. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During the past period, the Company entered into multiple loan agreements with their shareholders i.e., Cathi Lamberti, Matt Kelly, Gerry Lambert, Leslie Brtek, Jack Reed, Jim Manley, Eric Pommer, Kristine Freck, Dorothy Donati, Wittmer-Grant, Bill Kehoe, Mile 13, MTI, P. Lamberti, and Gina Sunseri. As of December 31, 2022, and December 31, 2021, the outstanding balance of Promissory Notes and loans were $712,708 and $644,106, respectively.

During the past period, the Company entered into convertible promissory notes with their shareholders i.e., Cathi Lamberti, Matt Kelly, Gerry Lambert, Leslie Brtek, Jack Reed, Jim Manley, Eric Pommer, Kristine Freck, Dorothy Donati, Wittmer-Grant, Bill Kehoe, Mile 13, MTI, P. Lamberti, and Gina Sunseri. As of December 31, 2022, and December 31, 2021, the outstanding balance of Convertible Notes were $847,670 and $1,344,676, respectively.

SMARTfit Active LLC is the lender of up to $191,000 to SMARTfit Inc. and Cathi Lamberti and SMARTfit Inc. are members of SMARTfit Active LLC.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 17, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,382,770, an operating cash flow loss of $1,765,829, and liquid assets in cash of $35,524, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

**CEO/CFO FINANCIAL CERTIFICATION**

I, Catherine B. Lamberti, the Chief Executive Officer and Chief Financial Officer of SMARTfit Inc., hereby certify that the financial statements of SMARTfit Inc. and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SMARTfit Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th of April 2023.



_____

Catherine B. Lamberti,
CEO and CFO

Date: April 20, 2023

CERTIFICATION

I, Catherine B. Lamberti, Principal Executive Officer of SMARTfit Inc., hereby certify that the financial statements of SMARTfit Inc. included in this Report are true and complete in all material respects.

Catherine B. Lamberti

Chief Executive Officer